Exhibit 99.1

BRF — Brasil Foods S.A.

CNPJ/MF 01.838.723/0001-27

A Publicly Authorized Capital Company

SUMMARY OF THE MINUTES OF THE 57th /2009 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: July 22, 2009 at 8:00 a.m. at our registered office, Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The majority of the Members. CHAIR: Nildemar Secches and Luiz Fernando Furlan, Co-Chairmen, and Edina Biava, Secretary. RESOLUTIONS ADOPTED: Verification of the Subscription of Common Shares issued by the Company: The Board of Directors verified the subscription of all 115,000,000 (one hundred and fifteen million) common book entry shares with no par value, issued by the Company (“Common Shares”), pursuant to the increase in the capital stock of the Company authorized by the Meeting of the Board of Directors held on July 21, 2009, with amendment to the Bylaws according to the resolution of the Extraordinary General Meeting held on July 8, 2009, in relation to the public primary offering of Common Shares in Brazil, in the non-organized over-the-counter market  and in the overseas market, including Common Shares in the form of American Depositary Shares, evidenced by American Depositary Receipts. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the members present. (I hereby certify that this is a summary of the original minutes filed to Book 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, folio 104.)

NILDEMAR SECCHES	LUIZ FERNANDO FURLAN
Co-Chairman	Co-Chairman

FRANCISCO FERREIRA ALEXANDRE	CARLOS ALBERTO CARDOSO MOREIRA

DÉCIO DA SILVA	JOÃO VINICIUS PRIANTI

LUÍS CARLOS FERNANDES AFONSO	MANOEL CORDEIRO SILVA FILHO

RAMI NAUM GOLDFAJN	WALTER FONTANA FILHO

EDINA BIAVA - Secretary

IMPORTANT NOTICE

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This notice is not an offering document or constitutes an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.

Investors of “American Depositary Receipts” (“ADRs”) of SADIA and holders of preferred shares of Sadia are advised to read the information document provided in respect of the association between SADIA and PERDIGÃO, considering it shall contain relevant information.

American investors holding common shares of SADIA are advised to read any other materials drafted by PERDIGÃO to the shareholders holding common shares of Sadia regarding the merger, considering that such documents shall contain relevant information. PERDIGÃO expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and the investors are entitled to obtain copies of such documents and any other documents filed by the Companies with SEC at the SEC website: www.sec.gov. Copies of any other information documents prepared for the holders of ADRs or American shareholders holding common or preferred shares of SADIA also may be obtained free of charge with PERDIGÃO, if available.